XsunX, Inc.
Attention: Tom Djokovich, President
65 Enterprise
Aliso Viejo, CA 92656

March 20, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549

Re:	XsunX, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed March 5, 2008
File No. 333-148762

Dear Ms. Young:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated March 14, 2008 regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1, filed on March 5, 2008. We are providing the following letter containing our responses.

Amendment No. 1 to Registration Statement of Form S-1

General

COMMENT 1:
It appears that the company may be a “smaller reporting company” within the meaning of Item 10(f) of Regulation S-K. Please include the checkboxes on the facing page of the S-1 that would identify the company’s status, and mark the appropriate box. In addition, please note that:

•
If you are not a smaller reporting company, you must comply with all of the disclosure items of Regulation S-K that are not smaller reporting companies. For example, you would have to provide the CD&A that is required by Item 402.

Ms. Pamela A. Long
March 20, 2008

•
If you are a smaller reporting company, you may comply with the disclosure items of Regulation S-K that apply to smaller reporting companies on an a la carte basis, except where the item specifies that smaller reporting company disclosure is required. In this regard, please note that Item 404(d) of Regulation S-K requires that related party transaction information be provided with respect to transactions where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets a year-end for the last two completed fiscal years. Please revise your disclosure regarding related party transactions accordingly.

RESPONSE:
We have amended our Amendment No. 1 to our Registration Statement on Form S-1/A (“Amendment No. 2”) to include the additional boxes on the front page of Amendment No. 2 to indicate that the Company is an accelerated filer and a “smaller reporting company” in light of the fact that the Company had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter. Furthermore, we have evaluated our disclosure of our related party transactions in light of our “smaller reporting company” status and have determined that there are no transactions reportable under Item 404(a) or (d).

Prospectus Summary, page 1

COMMENT 2:
We read your response to comment 4 in our letter dated February 15, 2008 and your disclosures in your Form 10-Q for the period ended December 31, 2007 relating to your commitment fee. Please clarify for us if this fee will be booked net of proceeds from the sale of your common stock or if it will be recorded ratably as expense to the statement of operations as disclosed in your Form 10-Q.

RESPONSE:	The Company will book the commitment fee net of proceeds. We will reflect this treatment in our amended Quarterly Report on Form 10-Q for the period ended December 31, 2007.

Use of Proceeds, page 13

COMMENT 3:
Please note that comment 12 in our letter dated February 15, 2008 was intended to ask you to emphasize the fact that the information assumed that you had received the maximum possible proceeds from the equity line ($20,000,000) plus the $3.5 million already received and then to balance that with disclosure of proceeds under the equity line based on current market price and the floor. We did not intend for you to emphasize that the information is provided only as an illustration. Please remove those references, as they could create the impression that investors can not rely on this disclosure.

Ms. Pamela A. Long
March 20, 2008

RESPONSE:	In response to the Commission’s comment, we have removed references emphasizing that the tables had been provided only as an illustration in Amendment No. 2.

Selling Stockholders, page 14

COMMENT 4:
Please explain why you believe that Fusion does not presently beneficially own any of the 33,166,668 shares under the equity line. Please also revise footnote (3) to more clearly explain how you arrive at 8,496,707 shares for Fusion's current ownership. The number of shares that have already been issued, when added to the number of shares underlying the currently exercisable warrant appears to exceed the number in the table

RESPONSE:
We believe that although Fusion Capital is contractually obligated to purchase an additional 33,166,668 shares under the Purchase Agreement, Fusion Capital does not have the right to acquire such shares and therefore cannot be considered to beneficially own such shares. We have revised our footnote (3) in the Selling Stockholders table to clarify that beneficial ownership is limited to 8,496,707 shares due to the fact that the currently exercisable warrant has a 4.9% beneficial ownership limitation.

The Fusion Transaction, page 15

COMMENT 5:
We note your response to comment 15 in our letter dated February 15, 2008, as well as your revised disclosures on pages 15 and 18. Please clarify why you chose to register an additional 13,166,668 shares more than you are required to register under your applicable agreements with Fusion Capital.

RESPONSE:
In response to the Commission’s comment, we have clarified in Amendment No. 2 that we have chosen to register an additional 13,166,668 shares more than we are obligated to under the Purchase Agreement with Fusion in order to have additional shares available to sell under the Purchase Agreement so that the Company can raise funds to further implement its business plan.

Ms. Pamela A. Long
March 20, 2008

Directors, Executive Officers, Promoters and Control Persons, page 22

Director Independence, page 24

COMMENT 6:	Please identify the independence standards you employed to determine whether your directors are independent.

RESPONSE:	We have identified our independence standards in Amendment No. 2 in response to the Commission’s comment above.

Description of Business, page 28

COMMENT 7:
Please indicate here, as well as in the companion of discussions about your pre-sales reservation program on pages 34, 39 and 41, the number of executed reservation agreements that you have in place. In addition, please reconcile your disclosures on pages 28 and 39, in which you indicate that you have reservation agreements covering 145 MW, with your disclosures on pages 34 and 41, in which you indicate that you have reservation agreements covering 100 MW.

RESPONSE:
We have expanded our disclosure in Amendment No. 2 to include information on the five (5) executed reservation agreements we currently have in place. We have also reconciled our disclosures with respect to such reservation agreements throughout Amendment No. 2 in response to the Commission’s comment above.

Management’s Discussion and Analysis…, page 39

Plan of Operation, page 41

COMMENT 8:
We note your response to comment 27 in our letter dated February 15, 2008, as well as your enhanced risk factor disclosure concerning your reliance on vendors. Please describe your relationships with your vendors in greater detail. For example, do you anticipate using written contracts to secure a supply of necessary materials, component pants or equipment? Are there alternative vendors? Is there significant demand for the vendors’ business from our competitors or unrelated businesses?

RESPONSE:	We have expanded our disclosure of our relationships with Vendors in Amendment No. 2 in response to the Commission’s comment above.

Liquidity and Capital Resources, page 45

COMMENT 9:
We note your response to comment 28 in our letter dated February 15, 2008. On page 46 please clarify, if true, that you issued the Sencera note in connection with your January 1, 2007 Technology Development and License Agreement with Sencera, as described on page 35.

Ms. Pamela A. Long
March 20, 2008

RESPONSE:
We have amended our disclosure in Amendment No. 2 to clarify that we issued the Sencera note in connection with our January 1, 2007 Technology Development License Agreement in response to the Commission’s comment.

Certain Relationships and Related Transactions, page 51

COMMENT 10:
We note that the revisions you have made in response to comment 30 in our letter dated February 15, 2008. However, please note that these disclosures, regarding your approval policies for interested transactions, do not address whether you actually had any transactions that are required to be disclosed pursuant to Item 404(d) and 404(a) of Regulation S-K. We note your statement under “General” that no director or officer has any interest in any asset proposed to be acquired by the company; however, this does not cover the full range of transactions that would be required to be disclosed. Please revise to clarify, if true, that there are no transactions that would be reportable under Item 404. Please also clarify in the second paragraph whether the payment of any particular consulting fees, whether in the form of stock, options or cash, are transactions you are reporting under Item 404. If so, please provide all of the specific information about those transactions that Item 404 requires.

RESPONSE:	We have revised this section in Amendment No. 2 to clarify that there are no transactions that are reportable under Item 404(a) or (d).

Executive Compensation, page 60

COMMENT 11:
Please specify the applicable fiscal year in the title to each table required by Item 402 of Regulation S-K that calls for disclosure as of or for a completed fiscal year. Please see “Instruction to Item 402”, which appears at the end of Item 402.

RESPONSE:
In response to the Commission’s comment, we have specified the applicable fiscal year in the title of each table required by Item 402 of Regulation S-K that calls for disclosure as of or for a completed fiscal year.

Ms. Pamela A. Long
March 20, 2008

Summary Compensation Table, page 60

COMMENT 12:
Please disclose the assumptions you made in the valuation of the option awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements or discussion in the Management’s Discussion and Analysis section of the prospectus. Please see Instruction 1 to Item 402(c)(v) and (vi) of Regulation S-K. In addition, please tell us how you calculated the option values for the options awarded to Messrs. Grimes, Huitt and Wendt. In this regard, we note that the disclosed value of Mr. Grimes’ options is greater than the value of Mr. Huitt’s and Mr. Wendt’s options, even though all of the options appear to be identical.

RESPONSE:	We have disclosed the assumptions we made in the valuation of the option awards by reference to a discussion of those assumptions in Notes 2 and 6 to our September 30, 2007 Financial Statements.

Outstanding Equity Awards at Fiscal Year-End Table, page 63

COMMENT 13:	Please add a footnote to disclose the vesting dates of the reported options. Please see Instruction 2 to Item 402(f)(2) of Regulation S-K.

RESPONSE:	We have added a footnote to disclose the vesting dates of the reported options in response to the Commission’s comment above.

Potential Payments Upon Termination or Change-in-Control, page 64

COMMENT 14:	Please revise your disclosure to address the following matters:

•	Describe and explain how payments would be made (e.g., in a single lump sum);

•	Describe how “relocation” is defined; and

•
Describe and explain any material conditions or obligations applicable to the receipt of payments or benefits, including but not limited to non-compete, non-solicitation, non-disparagement or confidentiality agreements, including the duration of such agreements and provisions regarding waiver of breach of such agreements.

Please see Item 402(j) of Regulation S-K.

Ms. Pamela A. Long
March 20, 2008

RESPONSE:
We have revised our disclosure in Amendment No. 2 to describe and explain how payments would be made, how “relocation” is defined and to explain all material conditions and obligations applicable to the receipt of payments or benefits in response to the Commission’s comment.

Compensation of Directors, page 64

COMMENT 15:
Please describe any equity compensation received by members of your board of directors. In addition, please update the narrative disclosure in the prospectus to reflect the changes to your director compensation program described in the notes to your financial statements.

RESPONSE:
We have revised our disclosure in Amendment No. 2 to describe all equity compensation received by members of our Board of Directors and have updated our narrative disclosure in the Prospectus to reflect the changes in our director compensation program described in the notes to our financial statements.

Report of Registered Independent Public Accounting Firm, page F-2

COMMENT 16:
We have read your response to comment 34 in our letter dated February 15, 2008 and the related consents you have included in your amended filing; however, it continues to appear that the inception to date information has not been audited as we would expect to see your auditor opining on that period. We note your previous auditor opined on the period February 25, 1997 to September 30, 2004. Please request that your auditor provide an opinion on the entire inception to date period, or advise us why this is not possible, and amend your filing and your Form 10-K for the period ended September 30, 2007 as appropriate.

RESPONSE:
Our auditor has agreed to modify its audit opinion to include an audit of the inception to date information through the reliance on the work of the Company’s previous auditor. Such revised audit report is included in Amendment No 2 as well as in our amended Annual Report on Form 10-K to be filed with the Commission, and this approach will be used by the Company’s auditor in future audit opinions.

Note 3 – Federal Income Tax, page F-11

COMMENT 17:
We note your response to comment 36 in our letter dated February 15, 2008 and your revised disclosure related to your deferred tax assets. Please tell us why you have presented $4.3 million in deferred tax assets. Please tell us why you have presented $4.3 million in deferred tax liabilities for 2007 in the table included in this footnote and tell us what gives rise to these amounts. Please refer to paragraph 43 of SFAS 109 for required disclosures.

Ms. Pamela A. Long
March 20, 2008

RESPONSE:
The Company has revised the table in this footnote in Amendment No. 2 to reflect the $4.3 million in deferred tax assets rather than liabilities as previously reported erroneously in the table. The Company has no deferred tax liabilities, only the deferred tax assets with a 100% valuation allowance associated with net operating loss carryforwards. The Company has revised the associated disclosures as required by SFAS 109, paragraph 43 to detail what gave rise to the deferred tax asset, that the Company has no deferred tax liabilities and the approximate tax rate used in the calculation.

Note 7 – Marketable Production Machine Acquisition, page F-17

COMMENT 18:
We have read your response to comment 35 in our letter dated February 15, 2008 and your updated disclosures; however, it remains unclear to us what exactly the marketable prototype represents. Please explain the status of this prototype, for example, is it complete and being used. Your response indicated that it will be depreciated over five years and that depreciation began in September 2007; however, based on our review of your Form 10-Q for the quarter ended December 31, 2007, it does not appear that this asset has been depreciated. Please clearly explain the phases of this prototype, the current phase you are in and why the depreciation did not begin in your first fiscal quarter.

RESPONSE:
We have explained the status and phases of the prototype and have also explained why the depreciation did not begin in our first fiscal quarter in Amendment No. 2 in response to the Commission’s comment.

Part II

Item 27. Exhibits, page II-3

COMMENT 19:	We note that counsel’s legal opinion will be field by amendment. Please note that we will need adequate time to review the form of counsel’s legal opinion once it is filed.

RESPONSE:	We have included our counsel’s legal opinion as Exhibit 5.1 to Amendment No. 2.

Ms. Pamela A. Long
March 20, 2008

Signatures, page II-6

COMMENT 20:
We note your response to comment 40 in our letter dated February 15, 2008, as well as the signatories to the amendment to the registration statement. In addition to at least a majority of your board of directors and the company, the persons holding the positions of principal executive officer, principal financial officer and comptroller or principal accounting officer should sign your next amendment to the registration statement. Please note that such corporate officers must sign the amendment in such capacities in addition to one or more of them signing on behalf of the company. Please see the signature page section of Form 10-K as well as Section 6(a) of the Securities Act of 1933, as amended.

RESPONSE:	In response to the Commission’s comment, we have included the proper signature page in Amendment No. 2 in accordance with Section 6(a) of the Securities Act of 1933, as amended.

Annual Report on Form 10-K filed January 8, 2008

COMMENT 21:	We note your response to comments 44 to 47 in our letter dated February 15, 2008 and will review your amended Form 10-K upon its filing on EDGAR and may have further comments.

RESPONSE:	The Company acknowledges that the Commission has noted our responses with respect to our amendments to our Annual Report on Form 10-K.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306, Matthew Ogurick at (305) 539-3352 or myself at (949) 330-8060.

Thank you very much for your consideration of this response.

Sincerely,

Tom Djokovich
XsunX, Inc.

cc:	Matthew Ogurick, Esq.
Clayton E. Parker, Esq.